TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)
	3 months ended March 31
Unaudited	2009	2008
Revenues	756	803
Fuel and purchased power	(375)	(370)
	381	433
Operations, maintenance, and administration	174	135
Depreciation and amortization (Note 21)	117	104
Taxes, other than income taxes	5	5
	296	244
	85	189
Foreign exchange gain (loss)	1	(1)
Net interest expense (Note 8)	(33)	(33)
Equity loss	-	(97)
Other income (Note 11)	7	5
Earnings before non-controlling interests and income taxes	60	63
Non-controlling interests	14	16
Earnings before income taxes	46	47
Income tax expense (Note 7)	4	14
Net earnings	42	33
Retained earnings
Opening balance	688	763
Common share dividends	(57)	(54)
Common shares cancelled under NCIB (Note 14)	-	(43)
Closing balance	673	699
Weighted average number of common shares outstanding in the period	198	200

Net earnings per share, basic and diluted	0.21	0.17

See accompanying notes

TRANSALTA CORPORATION / Q1 2009   1

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

Unaudited	March 31, 2009	Dec. 31, 2008
Cash and cash equivalents (Note 3)	49	50
Accounts receivable (Notes 3 and 19)	338	505
Collateral paid (Notes 2 and 3)	28	37
Prepaid expenses	15	6
Risk management assets (Notes 3, 4, and 5)	296	200
Future income tax assets	6	3
Income taxes receivable	84	61
Inventory (Note 6)	57	51
	873	913
Restricted cash (Note 3)	2	-
Long-term receivables (Note 9)	8	14
Property, plant, and equipment
Cost	10,128	9,932
Accumulated depreciation	(4,024)	(3,898)
	6,104	6,034
Goodwill (Note 21)	145	142
Intangible assets	207	213
Future income tax assets	179	248
Risk management assets (Notes 3, 4, and 5)	307	221
Other assets	53	30
Total assets	7,878	7,815
Short-term debt (Note 3)	377	443
Accounts payable and accrued liabilities (Note 3)	434	658
Collateral received (Notes 2 and 3)	219	24
Risk management liabilities (Notes 3, 4, and 5)	114	148
Income taxes payable	12	15
Future income tax liabilities	15	14
Dividends payable	55	52
Current portion of long-term debt - recourse (Notes 3 and 8)	212	211
Current portion of long-term debt - non-recourse (Notes 3 and 8)	33	33
Current portion of asset retirement obligations (Note 9)	48	45
	1,519	1,643
Long-term debt - recourse (Notes 3 and 8)	1,927	1,889
Long-term debt - non-recourse (Notes 3 and 8)	239	232
Asset retirement obligations (Note 9)	250	252
Deferred credits and other long-term liabilities (Note 10)	126	122
Future income tax liabilities	602	596
Risk management liabilities (Notes 3, 4, and 5)	66	102
Non-controlling interests (Note 12)	467	469
Common shareholders' equity
Common shares (Notes 13 and 14)	1,767	1,761
Retained earnings (Note 14)	673	688
Accumulated other comprehensive income (Note 14)	242	61
Total shareholders’ equity	2,682	2,510
Total liabilities and shareholders’ equity	7,878	7,815

Contingencies (Notes 17 and 19)
Commitments (Notes 4 and 18)
Subsequent events (Note 23)

See accompanying notes

2   TRANSALTA CORPORATION / Q1 2009

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2009	2008

Net earnings	42	33
Other comprehensive income (loss)
Gains on translating net assets of self-sustaining foreign operations	62	67
Losses on financial instruments designated as hedges of self-sustaining foreign operations	(50)	(83)
Tax recovery	7	11
Net losses on financial instruments designated as hedges of self-sustaining operations	(43)	(72)
Gains (losses) on translation of self-sustaining foreign operations	19	(5)
Gains (losses) on derivatives designated as cash flow hedges	280	(229)
Tax (expense) recovery	(91)	80
Gains (losses) on derivatives designated as cash flow hedges	189	(149)
Derivatives designated as cash flow hedges in prior periods transferred to balance sheet in the current period	(4)	4
Derivatives designated as cash flow hedges in prior periods transferred to net earnings in the current period	(38)	17
Tax recovery (expense)	15	(7)
Reclassification of derivatives designated as cash flow hedges	(27)	14
Other comprehensive income (loss)	181	(140)
Comprehensive income (loss)	223	(107)

See accompanying notes

TRANSALTA CORPORATION / Q1 2009   3

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
	3 months ended March 31
Unaudited	2009	2008

Operating activities
Net earnings	42	33
Depreciation and amortization (Note 21)	121	107
Gain on sale of equipment	-	(5)
Non-controlling interests	14	16
Asset retirement obligation accretion (Note 9)	6	5
Asset retirement costs settled (Note 9)	(8)	(4)
Future income taxes	19	(16)
Unrealized losses from risk management activities	-	1
Unrealized foreign exchange (gain) loss	(3)	1
Equity loss	-	97
Other non-cash items	-	(2)
	191	233
Change in non-cash operating working capital balances	(108)	4
Cash flow from operating activities	83	237
Investing activities
Additions to property, plant, and equipment	(131)	(150)
Proceeds on sale of property, plant, and equipment	1	16
Restricted cash	(1)	3
Realized (losses) gains on financial instruments	(6)	19
Collateral received from counterparties	192	-
Collateral paid to counterparties	9	-
Settlement of adjustments on sale of Mexican investment (Note 10)	(7)	-
Other	6	(1)
Cash flow from (used in) investing activities	63	(113)
Financing activities
Decrease in short-term debt	(76)	(64)
Repayment of long-term debt	(2)	(4)
Dividends paid on common shares	(54)	(51)
Funds paid to repurchase common shares under NCIB (Note 14)	-	(7)
Realized gains on financial instruments	-	12
Distributions paid to subsidiaries' non-controlling interests	(16)	(17)
Other	-	11
Cash flow used in financing activities	(148)	(120)
Cash flow (used in) from operating, investing, and financing activities	(2)	4
Effect of translation on foreign currency cash	1	3
(Decrease) increase in cash and cash equivalents	(1)	7
Cash and cash equivalents, beginning of period	50	51
Cash and cash equivalents, end of period	49	58
Cash taxes paid	23	46
Cash interest paid	15	19

See accompanying notes

4   TRANSALTA CORPORATION / Q1 2009

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (“TransAlta” or “the Corporation”) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments which consist of normal recurring adjustments and accruals that are, in the opinion of management, necessary for a fair presentation of the results.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as those used in the Corporation’s most recent annual consolidated financial statements, except as explained below.

2.

ACCOUNTING CHANGES

Certain comparative figures have been reclassified to conform to the current period's presentation.  These reclassifications did not impact previously reported net earnings or retained earnings.

During 2009 specifically, collateral posted was presented separately on the Consolidated Balance Sheets from accounts receivable.  In 2008, $37 million was also reclassified in order to present comparable figures.

During 2009, collateral received by the Corporation was presented separately on the Consolidated Balance Sheets from accounts payable.  In 2008, $24 million was also reclassified in order to present comparable figures.

Current Accounting Changes

Credit Risk

On Jan. 1, 2009, the Corporation adopted the Emerging Issues Committee (“EIC”) Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.  Under EIC-173, an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments.  Disclosure required as a result of adopting this standard can be found in Note 4.

Deferral of Costs and Internally Developed Intangibles

On Jan. 1, 2009, the Corporation adopted Handbook Section 3064, Goodwill and Intangible Assets, replacing Section 3062,

TRANSALTA CORPORATION / Q1 2009   5

Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 incorporates material from International Accounting Standard 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset, which requires a demonstration of technical feasibility, an intention for use or sale, the generation of future economic benefits, and adequate access to resources to complete the development of the intangible asset.   The implementation of this standard did not have a material impact upon the Consolidated Balance Sheets, Consolidated Statements of Earnings or Consolidated Statements of Cash Flows.

Mining Exploration Costs

On Jan. 1, 2009, the Corporation adopted EIC–174, Mining Exploration Costs.  EIC-174 provides guidance on the capitalization of mining exploration costs, particularly when mining reserves have not been proven. The EIC also defines when an impairment test should be performed on previously capitalized costs.  The implementation of this standard did not have a material impact upon the Consolidated Balance Sheets, Consolidated Statements of Earnings or Consolidated Statements of Cash Flows.

Future Accounting Changes

Financial Instrument Disclosures

On March 5, 2009, the International Accounting Standards Board (“IASB”) issued Improving Disclosures about Financial Instruments (Amendments to International Financial Reporting Standard (“IFRS”) 7).  The amendments expand the disclosures required in respect of recognized fair value measurements and clarify existing principles for disclosures about the liquidity risk associated with financial instruments.  The Accounting Standards Board of Canada (“AcSB”) has indicated that it intends to adopt similar requirements by mid-2009, at which time these requirements will be effective for TransAlta.  It is not anticipated that the impacts of adopting this standard will be significant, as many of the expanded disclosure requirements are already provided as part of the Corporation’s existing financial instrument disclosures.

IFRS Convergence

At the IFRS Advisory Committee Meeting held on Jan. 14, 2009, the AcSB re-confirmed that the use of IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  In addition, there is significantly more disclosure required, specifically for interim reporting.

TransAlta’s project to convert to IFRS commenced in 2007.  The IFRS project has entered the design and planning stage with issue-specific teams being established to further analyze and develop plans for the key areas of convergence.

A steering committee has been established to monitor the progress and critical decisions in the transition to IFRS.  This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

TransAlta continues to carefully evaluate the transitional options available under IFRS at the adoption date, the most appropriate long-term accounting policies.  Accordingly, the full impact of adopting IFRS on TransAlta’s future financial position and future results cannot be reasonably determined at this time.

6   TRANSALTA CORPORATION / Q1 2009

3.

FINANCIAL INSTRUMENTS

A.

Analysis of Financial Assets and Liabilities by Measurement Basis

Financial assets and financial liabilities are measured on an ongoing basis at cost, fair value, or amortized cost.  The disclosures in the “Financial Instruments and Hedges” section of Note 1(N) to the Corporation’s 2008 annual consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.  The following table classifies the carrying amounts of the financial assets and liabilities by category:

Carrying value of financial instruments as at March 31, 2009
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	-	-	49	-	49
Accounts receivable	-	-	338	-	338
Collateral paid	-	-	28	-	28
Risk management assets
Current	202	94	-	-	296
Long-term	307	-	-	-	307
Restricted cash	-	-	2	-	2
Financial liabilities			.
Short-term debt	-	-	-	377	377
Accounts payable and accrued liabilities	-	-	-	434	434
Collateral received	-	-	-	219	219
Risk management liabilities
Current	28	86	-	-	114
Long-term	60	6	-	-	66
Long-term debt recourse[1]	-	-	-	2,139	2,139
Long-term debt non-recourse[1]	-	-	-	272	272

Carrying value of financial instruments as at Dec. 31, 2008
	Derivatives used for hedging	Derivatives classified as held for trading	Loans and receivables	Other financial liabilities	Total carrying value
Financial assets
Cash and cash equivalents	-	-	50	-	50
Accounts receivable	-	-	505	-	505
Collateral paid	-	-	37	-	37
Risk management assets
Current	121	79	-	-	200
Long-term	220	1	-	-	221
Financial liabilities
Short-term debt	-	-	-	443	443
Accounts payable and accrued liabilities	-	-	-	658	658
Collateral received	-	-	-	24	24
Risk management liabilities
Current	74	74	-	-	148
Long-term	96	6	-	-	102
Long-term debt recourse[1]	-	-	-	2,100	2,100
Long-term debt non-recourse[1]	-	-	-	265	265
[1] Includes current portion.

TRANSALTA CORPORATION / Q1 2009   7

B.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable and willing parties who are under no compulsion to act.  Fair values can be determined by reference to prices for that instrument in active markets to which the Corporation has access.  In the absence of an active market, the Corporation determines fair values based on valuation models or by reference to other similar products in active markets.

Fair values determined using valuation models require the use of assumptions.  In determining those assumptions, the Corporation looks primarily to external readily observable market inputs.  In limited circumstances, the Corporation uses input parameters that are not based on observable market data.

I.  Level Determinations and Classifications

The fair values of the Corporation’s financial assets and liabilities are outlined below:

	Fair value [1]				Total carrying value
As at March 31, 2009	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management assets [2]	1	422	-	423	423

Financial assets and liabilities measured at other than fair value
Long-term debt	-	2,234	-	2,234	2,411

	Fair value [1]				Total carrying value
As at Dec. 31, 2008	Level I	Level II	Level III	Total
Financial assets and liabilities measured at fair value
Net risk management assets [2]	1	170	-	171	171

Financial assets and liabilities measured at other than fair value
Long-term debt	-	2,099	-	2,099	2,365

[1] Excludes financial assets and liabilities where book value approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, restricted cash, accounts receivable, short-term debt, and accounts payable and accrued liabilities).

2 Includes Energy Trading and Other Risk Management Assets and Liabilities on a net basis (Note 4).

II.  Fair Values Determined Using Valuation Models (Levels II & III)

Fair values determined using valuation models require the use of assumptions.  Where assumptions and inputs are based on readily observable market data, the fair values are categorized as Level II.  The key inputs to valuation models and regression or extrapolation formulas include interest rate yield curves, currency rates, credit spreads, implied volatilities, and commodity prices for similar assets or liabilities in active markets, as applicable.

Where the fair values have been developed using valuation models based on unobservable or internally developed assumptions or inputs (Level III Energy Trading Risk Management fair values), the key inputs include historical data such as plant performance, volatilities and correlations between products derived from historical prices, congestion on transmission paths, or demand profiles for individual non-standard deals and structured products.

8   TRANSALTA CORPORATION / Q1 2009

The effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the Level III Energy Trading fair values are determined is estimated to be an increase/decrease in net fair values as at March 31, 2009 of $1 million (March 31, 2008 - nil).  This estimate is based on a +/- one standard deviation move from the mean.

The total change in fair value estimated using a valuation technique with unobservable inputs, for financial assets and liabilities measured and recorded at fair value, that was recognized in pre-tax earnings for the three months ended March 31, 2009 was a $1 million gain.  A reconciliation of the movements in Risk Management fair values by Level, as well as additional Level III gain (loss) information can be found in Note 4.

C.

 Inception Gains and Losses

The majority of the Corporation’s derivatives have quoted market prices on active exchanges or over-the-counter quotes available from brokers.  However, some derivatives are not traded on an active exchange requiring the use of internal valuation techniques or models.

In some instances, a difference may arise between the fair value of a financial instrument at initial recognition (“the transaction price”) and the amount calculated through a valuation model.  This unrealized gain or loss at inception is recognized in net earnings only if the fair value of the instrument is evidenced by a quoted market price in an active market, observable current market transactions that are substantially the same, or based on a valuation technique that uses observable market inputs.  Where these criteria are not met, the difference is deferred on the Balance Sheet in Energy Trading Risk Management Assets or Liabilities, and is recognized in earnings over the term of the related contract.  The difference between the transaction price and the valuation model yet to be recognized in net earnings and a reconciliation of changes during the period is as follows:

As at	March 31, 2009	Dec. 31, 2008
Unamortized gain at beginning of period	2	3
New transactions	1	1
Recognized in the Consolidated Statements of Earnings during the period:
Amortization	(2)	(2)
Unamortized gain at end of period	1	2

D.

Nature and Extent of Risks Arising from Financial Instruments

I.  Market Risk

a.  Commodity Price Risk – Proprietary Trading

Changes in market prices associated with proprietary trading activities affect net earnings in the period that the price changes occur.   Value at Risk (“VaR”) at March 31, 2009 associated with the Corporation’s proprietary trading activities was $5 million (March 31, 2008 - $7 million).

b.  Commodity Price Risk - Generation

VaR at March 31, 2009 associated with the Corporation’s commodity derivative instruments used in generation hedging activities was $60 million (March 31, 2008 - $74 million).

The Corporation’s policy on asset-backed transactions is to seek normal purchase / normal sale (“NPNS”) contract status or hedge

TRANSALTA CORPORATION / Q1 2009   9

accounting treatment.  Where this is not possible, the transactions are marked to the market value. These include, for example, positions and economic hedges that do not meet hedge accounting requirements or short-term optimization transactions such as buybacks entered into to offset existing hedge positions.  Changes in market prices associated with these transactions affect net earnings in the period in which the price change occurs.  VaR at March 31, 2009 associated with the Corporation’s commodity derivative instruments used in the generation segment, but which are not designated as hedges, was $1 million (March 31, 2008 - $3 million).

c.  Interest Rate Risk

The possible effect on pre-tax earnings and Other Comprehensive Income (“OCI”), due to changes in market interest rates affecting the Corporation’s floating rate debt, interest-bearing assets, and held for trading interest rate and other hedging derivatives outstanding at the Consolidated Balance Sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a 50 basis point increase or decrease is the most reasonably possible change in market interest rates over the next quarter and is consistent with a +/- one standard deviation move from the mean.

	3 months ended March 31
	2009		2008
	Pre-tax earnings increase [1]	OCI loss[1]	Pre-tax earnings increase [1]	OCI loss[1]
50 basis point change	1	(3)	1	(4)

[1] This calculation assumes a decrease in market interest rates. An increase would have the opposite effect. Amounts presented are pre-tax.

d.  Currency Rate Risk

The foreign currency risk sensitivities outlined below are limited to the risks that arise on financial instruments denominated in currencies other than the functional currency.

The possible effect on pre-tax earnings and OCI, due to changes in the exchange rates associated with financial instruments outstanding at the Consolidated Balance Sheet date, is outlined below.  The sensitivity analysis has been prepared using management’s assessment that a five cent increase or decrease in these currencies relative to the Canadian dollar is the most reasonably possible change over the next quarter and is consistent with a +/- one standard deviation move from the mean.

	3 months ended March 31
	2009		2008
Currency	Pre-tax earnings decrease [1]	OCI gain[1]	Pre-tax earnings decrease [1]	OCI gain[1]
Euro	-	4	-	3
U.S.	(4)	3	-	-
AUD	(3)	-	(4)	3
Total	(7)	7	(4)	6
[1] These calculations assume an increase in the value of these currencies relative to the Canadian dollar. A decrease would have the opposite effect. Amounts presented are pre-tax.

10   TRANSALTA CORPORATION / Q1 2009

II.  Credit Risk

At March 31, 2009, TransAlta did not have any counterparties whose net settlement position accounted for greater than 10 per cent of the total trade receivables outstanding at the end of the three month period.

The Corporation’s maximum exposure to credit risk at March 31, 2009 and at Dec. 31, 2008, without taking into account collateral held, is represented by the current carrying amounts of accounts receivable and risk management assets as per the Consolidated Balance Sheets.  Letters of credit and cash are the primary types of collateral held as security related to these amounts.  The maximum credit exposure to any one customer for commodity trading operations and hedging, excluding the California market receivables and including the fair value of open trading, at March 31, 2009 was $76 million (Dec. 31, 2008 - $105 million).

The Corporation uses external credit ratings, as well as internal ratings in circumstances where external ratings are not available, to establish credit limits for counterparties.  The following table outlines the distribution, by credit rating, of financial assets as at March 31, 2009:

	Investment grade	Non-investment grade	Total
	%	%	%
Accounts receivable	89	11	100
Risk management assets	98	2	100

The Corporation utilizes an allowance for doubtful accounts to record potential credit losses associated with trade receivables.   A reconciliation of the account for the period is presented below:

As at	March 31, 2009	Dec. 31, 2008
Allowance at beginning of period	57	46
Change in foreign exchange rates	1	11
Allowance at end of period	58	57

At March 31, 2009, the Corporation did not have any significant past due amounts, except as disclosed in Note 19.

III.  Liquidity Risk

A maturity analysis for the Corporation’s financial assets and liabilities is as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Short-term debt	377	-	-	-	-	-	377
Accounts payable and accrued liabilities	434	-	-	-	-	-	434
Collateral received	219	-	-	-	-	-	219
Long-term debt [1]	242	33	255	409	408	1,064	2,411
Energy Trading risk management assets [2]	(133)	(117)	(87)	(73)	(6)	-	(416)
Other risk management (assets) liabilities [3]	(22)	(1)	(11)	-	-	27	(7)
Interest on short- and long-term debt	121	148	137	115	100	570	1,191
Total	1,238	63	294	451	502	1,661	4,209
[1] Excludes impact of derivatives.
[2] Energy Trading risk management assets are comprised of net risk management assets and liabilities, where the net result is an asset.
[3] Other risk management assets and liabilities are comprised of net risk management assets and liabilities, where the net result is an asset.

TRANSALTA CORPORATION / Q1 2009   11

E.

Financial Instruments Provided as Collateral

At March 31, 2009, $70 million (Dec. 31, 2008 - $63 million) of financial assets, consisting of bank accounts and accounts receivable,  related to the Corporation’s proportionate share of CE Generation, LLC (“CE Gen”) have been pledged as collateral for certain CE Gen debt.  Should any defaults occur, the debt-holders would have first claim on these assets.

F.

Financial Assets Held as Collateral

At March 31, 2009, the Corporation had received $219 million (Dec. 31, 2008 - $24 million) in collateral associated with counterparty obligations.  Under the terms of the contract, the Corporation is obligated to pay interest on the outstanding balance and to return the principal when the counterparty has met its contractual obligations.  Interest payable to the counterparties on the collateral received is calculated in accordance with each contract.

G.

Financial Assets Provided as Collateral

At March 31, 2009, the Corporation provided $28 million (Dec. 31, 2008 - $37 million) in cash as collateral to regulated clearing agents as security for commodity trading activities.  These funds are held in segregated accounts by the clearing agents.

H.

Gains and Losses on Financial Instruments

The Corporation’s Commercial Operations & Development (“COD”) segment utilizes a variety of derivatives in its proprietary trading activities including commodity hedging activities, and other contracting activities, and the related assets and liabilities are classified as held for trading.  The net realized and unrealized gains from changes in the fair value of derivatives are reported as revenue in the period the change occurs.  For the three months ended March 31, 2009, the COD segment recognized $15 million (March 31, 2008 - $15 million) of net realized and unrealized gains (Note 21).

Net interest expense as reported on the Consolidated Statements of Earnings includes interest income and expense, respectively, on the Corporation’s interest-bearing financial assets, primarily cash and restricted cash, and its interest-bearing financial liabilities, primarily short- and long-term debt.  Interest expense is calculated using the effective interest rate method (Note 8).  Interest rate derivatives that are not designated as hedges are classified as held for trading and are marked-to-market each reporting period with the net gain or loss recorded in net interest expense.

Foreign exchange derivatives that are not designated as hedges are also classified as held for trading, with the net gain or loss on Energy Trading derivatives recorded in revenue, and the net gain or loss on other foreign exchange derivatives recorded in foreign exchange gain or loss on the Consolidated Statements of Earnings.

Other derivatives that are not designated as hedges are also classified as held for trading, with the net gain or loss recorded in operations, maintenance, and administration expense.  Other derivatives consist of a total return swap that fixes the settlement cost of certain employee compensation and deferred share unit programs.  The total return swap is cash settled every quarter.

The table below summarizes the net losses included in net earnings that are associated with derivatives not designated as hedges:

	3 months ended March 31
	2009	2008
Foreign exchange derivatives losses	5	1
Other derivatives losses	3	-

12   TRANSALTA CORPORATION / Q1 2009

4.

RISK MANAGEMENT ASSETS AND LIABILITIES

Aggregate risk management assets and liabilities are as follows:

As at	March 31, 2009			Dec. 31, 2008
Balance Sheet - Totals	Energy Trading	Other	Total	Energy Trading	Other	Total
Risk management assets
Current	269	27	296	176	24	200
Long-term	275	32	307	187	34	221
Risk management liabilities
Current	108	6	114	142	6	148
Long-term	20	46	66	57	45	102
Net risk management assets	416	7	423	164	7	171

Energy Trading

The risk management assets and liabilities related to Energy Trading are as follows:

As at	March 31, 2009			Dec. 31, 2008
Balance Sheet - Energy Trading	Hedges	Non-hedges	Total	Total
Risk management assets
Current	177	92	269	176
Long-term	275	-	275	187
Risk management liabilities
Current	24	84	108	142
Long-term	14	6	20	57
Net risk management assets	414	2	416	164

TRANSALTA CORPORATION / Q1 2009   13

The following table summarizes the key factors impacting the fair value of the Corporation’s Energy Trading net risk management assets and liabilities separately by source of valuation during the three months ended March 31, 2009:

	Hedges			Non-hedges			Total
	Level I	Level II	Level III	Level I	Level II	Level III	Level I	Level II	Level III
Net risk management assets at Dec. 31, 2008	-	163	-	1	-	-	1	163	-
Changes attributable to:
Commodity price changes	-	249	-	-	(1)	-	-	248	-
New contracts entered during the period	-	6	-	-	1	1	-	7	1
Contracts settled during the period	-	(11)	-	-	(2)	2	-	(13)	2
Change in foreign exchange rates	-	7	-	-	-	-	-	7	-
Transfers in/out of Level III	-	3	(3)	-	-	-	-	3	(3)
Net risk management assets (liabilities) at March 31, 2009	-	417	(3)	1	(2)	3	1	415	-
Additional Level III gain (loss) information:
Change in fair value included in OCI			-			-			-
Change in fair value included in earnings before income taxes			(3)			3			-
Change in fair value included in earnings before income taxes relating to those net assets (liabilities) held at March 31, 2009			-			1			1

To the extent applicable, changes in net risk management assets and liabilities for non-hedge positions are reflected within the gross margin of the COD and Generation business segments.

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

		2009	2010	2011	2012	2013	2014 and thereafter	Total
Hedges	Level I	-	-	-	-	-	-	-
	Level II	132	119	87	73	6	-	417
	Level III	(1)	(2)	-	-	-	-	(3)
Non-hedges	Level I	1	-	-	-	-	-	1
	Level II	(2)	-	-	-	-	-	(2)
	Level III	3	-	-	-	-	-	3
Total by level	Level I	1	-	-	-	-	-	1
	Level II	130	119	87	73	6	-	415
	Level III	2	(2)	-	-	-	-	-
Total net assets		133	117	87	73	6	-	416

14   TRANSALTA CORPORATION / Q1 2009

The Corporation’s outstanding Energy Trading derivative financial instruments at March 31, 2009 are summarized below:

	Electricity (MWh)	Natural gas (GJ)	Transmission (MWh)	Coal (tonnes)	Emissions (tonnes)	Oil (gallons)
Units (000s)
Derivative financial instruments designated as hedges
Notional Amounts
Purchases	-	2,991	-	-	-	25,074
Sales	25,405	-	-	-	-	-

Derivative financial instruments held for trading (non-hedges)
Notional Amounts
Purchases	22,474	187,347	660	295	70	825
Sales	22,217	180,425	-	295	70	-

Other Risk Management Assets and Liabilities

The non-Energy Trading risk management assets and liabilities included in the Consolidated Balance Sheets are as follows:

As at	March 31, 2009			Dec. 31, 2008
Balance Sheet - Other	Hedges	Non-hedges	Total	Total
Risk management assets
Current	25	2	27	24
Long-term	32	-	32	34
Risk management liabilities
Current	4	2	6	6
Long-term	46	-	46	45
Net risk management assets	7	-	7	7

The following table summarizes the key factors impacting the fair value of the Corporation’s other net risk management assets and liabilities during the three months ended March 31, 2009:

	Hedges[1]	Non-hedges[1]	Total
Net risk management assets (liabilities) at Dec. 31, 2008	8	(1)	7
Changes attributable to:
Commodity price changes	(5)	1	(4)
New contracts entered during the period	(41)	(2)	(43)
Contracts settled during the period	45	2	47
Net risk management assets at March 31, 2009	7	-	7
[1] Consistent with industry practices, all other risk management assets and liabilities are classified in Level II.

Changes in net risk management assets and liabilities for hedge positions are reflected within net earnings when such transactions have settled during the period or when ineffectiveness exists in the hedging relationship.  So as long as these hedges remain effective and qualify for hedge accounting, the change in value of existing and new contracts will be deferred in OCI until settlement of the instrument or reduction in the net investment in the foreign operations.

TRANSALTA CORPORATION / Q1 2009   15

The anticipated settlement of the above contracts over each of the next five calendar years and thereafter is as follows:

	2009	2010	2011	2012	2013	2014 and thereafter	Total
Hedges	22	1	11	-	-	(27)	7
Non-hedges	-	-	-	-	-	-	-
Total net assets (liabilities)	22	1	11	-	-	(27)	7

Additional information related to the hedges and non-hedges of other risk management assets are outlined below:

A.  Hedges

I.  Hedges of Foreign Operations

U.S. dollar denominated long-term debt with a face value of U.S.$1,100 million (Dec. 31, 2008 – U.S.$1,100 million), and U.S. dollar denominated short -term debt with a face value of U.S.$238 million (Dec. 31, 2008 – U.S.$238 million) has been designated as a part of the hedge of TransAlta’s net investment in self-sustaining foreign operations.

The Corporation has also hedged a portion of its net investment in self-sustaining foreign operations with cross-currency interest rate swaps and foreign currency forward sales contracts as shown below:

a.  Cross-Currency Interest Rate Swap

Outstanding cross-currency interest rate swap is as follows:

March 31, 2009			Dec. 31, 2008
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
AUD34	1	2009	AUD34	2	2009

b.  Foreign Currency Contracts

Outstanding foreign currency forward sales contracts are as follows:

March 31, 2008			Dec. 31, 2008
Notional amount	Fair value asset	Maturity	Notional amount	Fair value liability	Maturity
AUD108	-	2009	AUD108	1	2009
U.S.(287)	3	2009	U.S.(107)	1	2009

16   TRANSALTA CORPORATION / Q1 2009

II.  Hedges of Future Foreign Currency Obligations

TransAlta’s future foreign currency obligations are primarily related to foreign denominated capital asset purchases.  The Corporation has hedged a portion of these obligations through forward purchase contracts as follows:

March 31, 2009				Dec. 31, 2008
Amount	Amount	Fair value		Amount	Amount	Fair value
sold	purchased	asset	Maturity	sold	purchased	asset	Maturity
104	U.S.90	9	2009-2010	51	U.S.48	8	2009-2010
U.S.2	2	-	2009	-	-	-	n/a
85	EUR57	9	2009	84	EUR57	13	2009

III.  Interest Rate Risk Management

The Corporation has converted a portion of its fixed interest rate debt, with rates ranging from 6.6 per cent to 6.9 per cent, to floating rate debt through interest rate swaps as shown below:

March 31, 2009			Dec. 31, 2008
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
100	11	2011	100	12	2011
U.S.100	20	2018	U.S.100	21	2018

Including the interest rate swaps above, 22 per cent of the Corporation’s debt is subject to floating interest rates (Dec. 31, 2008 - 24 per cent).

The Corporation also has an outstanding forward start interest rate swap that converts floating rate debt into fixed rate debt, with fixed rates ranging from 3.5 per cent to 4.6 per cent, as shown below:

March 31, 2009			Dec. 31, 2008
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
U.S.300	46	2020	U.S.300	46	2019

B.  Non-Hedges

I.  Cross-Currency Interest Rate Swaps

Cross-currency interest rate swaps are periodically entered into in order to limit the Corporation’s exposure to fluctuations in market interest rates.  These outstanding cross-currency interest rate swaps are as follows:

March 31, 2009			Dec. 31, 2008
Notional amount	Fair value asset	Maturity	Notional amount	Fair value asset	Maturity
AUD41	2	2009	AUD41	1	2009

TRANSALTA CORPORATION / Q1 2009   17

II.  Held for Trading and Total Return Swaps

The Corporation periodically enters into foreign exchange forwards to hedge future foreign denominated revenues and expenses for which hedge accounting is not pursued.  These items are classified as held for trading, and changes in the fair values associated with these transactions are recognized in net earnings.

Outstanding notional amounts and fair values of held for trading financial instruments are as follows:

March 31, 2009			Dec. 31, 2008
Notional amount	Fair value liability	Maturity	Notional amount	Fair value liability	Maturity
AUD22	2	2009	-	-	n/a
U.S.71	-	2009	U.S.90	2	2009

The Corporation also has certain compensation and deferred share units programs the value of which depend on the common share price of the Corporation.  The Corporation has fixed the settlement cost of these programs by entering into a total return swap.  The total return swap is cash settled every quarter based upon the difference between the fixed price and the market price at the end of each quarter.

C.  Contingent Features in Derivative Instruments

Collateral is posted in the normal course of business based on the Corporation’s senior unsecured credit rating as determined by certain major credit rating agencies. Certain of the Corporation’s derivative instruments contain financial assurance provisions that require collateral to be posted only if a material adverse credit-related event occurs.  If a material adverse event resulted in the Corporation’s senior unsecured debt to fall below investment grade, the counterparties to such derivative instruments could request ongoing full collateralization.

As at March 31, 2009 the Corporation had posted collateral of $104 million in the form of letters of credit, on derivative instruments in a net liability position.  If the credit-risk-contingent features included in certain derivative agreements were triggered, based upon the value of derivatives as at March 31, 2009, the Corporation would be required to post an additional $62 million of collateral to its counterparties.

5.

HEDGING ACTIVITIES

Fair Value Hedges

Interest rate swaps are used to hedge exposures to the changes in a fixed interest rate instrument’s fair value caused by changes in interest rates.

No ineffective portion of fair value hedges was recorded for the three months ended March 31, 2009 and March 31, 2008.

18   TRANSALTA CORPORATION / Q1 2009

The following table summarizes the impact and location of fair value hedges on the Consolidated Statements of Earnings for the three months ended March 31, 2009:

Derivatives in fair value hedging relationships	Location of gain (loss) on statements of earnings	Total
Interest rate contracts	Interest expense	2
Long-term debt	Interest expense	(2)
Net earnings impact		-

Cash Flow Hedges

Forward sale and purchase contracts, as well as foreign exchange contracts, are used to hedge the variability in future cash flows. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness.

For the three months ended March 31, 2009, a pre-tax unrealized gain of $280 million (March 31, 2008 - pre-tax unrealized loss of $229 million) was recorded in OCI for the effective portion of the cash flow hedges, and a pre-tax total of $38 million (March 31, 2008 - $17 million) in amounts previously related to OCI was reclassified to net earnings.  For the three months ended March 31, 2009 and March 31, 2008 no realized gains or losses were recognized in earnings for the ineffective portion.

Over the next 12 months, the Corporation estimates that $111 million (Dec. 31, 2008 - $17 million) of after-tax losses will be reclassified from Accumulated Other Comprehensive Income (“AOCI”) to net earnings.

The following table summarizes the impact of cash flow hedges on the Consolidated Statements of Comprehensive Income, Consolidated Statements of Earnings, and the Consolidated Balance Sheets for the three months ended March 31, 2009:

Derivatives in cash flow hedging relationships	Gains (loss) recognized in OCI [1]	Location of gain (loss) reclassified from OCI	Pre-tax losses reclassified from OCI [1]
Interest rate contracts	(1)	Interest expense	-
Foreign exchange contracts	1	Foreign exchange gain (loss)	-
		Property, plant, and equipment	(4)
Commodity contracts	280	Revenue	(38)
OCI impact	280	OCI impact	(42)

Net Investment Hedges

For the three months ended March 31, 2009, a net after-tax gain of $19 million (March 31, 2008 - loss of $5 million), relating to the translation of the Corporation’s net investment in foreign operations, net of hedging, was recognized in OCI.

TRANSALTA CORPORATION / Q1 2009   19

All net investment hedges currently have no ineffective portion.  The following table summarizes the impact of net investment hedges on the Consolidated Statements of Comprehensive Income and the Consolidated Statements of Earnings for the three months ended March 31, 2009:

Derivatives in net investment hedging relationships	Losses recognized in OCI
Short-term debt	(9)
Long-term debt	(41)
OCI impact	(50)

Summary

The following table summarizes the fair values of derivative instruments categorized by their hedging relationships, as well as derivatives that are not designated as hedges:

As at	March 31, 2009					Dec. 31, 2008
	Fair Value Hedges	Cash Flow Hedges	Net Investment Hedges	Not Designated in a hedging relationship	Total	Total
Financial derivative assets	31	470	8	94	603	421
Financial derivative liabilties	-	84	4	92	180	250

6.

INVENTORY

Inventory includes coal, natural gas fuels, and emission credits which are valued at the lower of cost and net realizable value.  The classifications are as follows:

As at	March 31, 2009	Dec. 31, 2008
Coal	54	45
Natural gas	3	5
Purchased emission credits	-	1
Total	57	51

The increase in coal inventory at March 31, 2009 compared to Dec. 31, 2008 is primarily due to lower production at the Alberta Thermal plants.

The change in inventory is outlined below:

Balance, Dec. 31, 2008	51
Net additions	5
Change in foreign exchange rates	1
Balance, March 31, 2009	57

No inventory is pledged as security for liabilities.

For the three months ended March 31 2009, no inventory was written down from its carrying value nor were any writedowns

20   TRANSALTA CORPORATION / Q1 2009

recorded in previous periods reversed back into earnings.

7.

INCOME TAX EXPENSE

The components of income tax expense are as follows:

	3 months ended March 31
	2009	2008
Current tax (recovery) expense	(15)	30
Future income tax expense (recovery)	19	(16)
Income tax expense	4	14

8.

LONG-TERM DEBT AND NET INTEREST EXPENSE

As at	March 31, 2009			Dec. 31, 2008
	Carrying value	Cost	Interest [1]	Carrying value	Cost	Interest [1]
Debentures	671	681	6.8%	682	681	6.8%
Senior notes (2009 - U.S.$1,100 million, 2008 - U.S.$1,100 million)	1,405	1,386	6.3%	1,352	1,344	6.3%
Non-recourse	271	271	7.4%	265	265	7.4%
Other	64	64	5.9%-7.4%	66	66	5.9%-7.4%
	2,411	2,402		2,365	2,356
Less: current portion	(245)	(245)		(244)	(244)
Total long-term debt	2,166	2,157		2,121	2,112
[1] Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

The Corporation has converted $100 million fixed interest rate debt with a rate of 6.6 per cent to floating rates through the use of interest rate swaps. These interest rate swaps mature in June 2011 (Note 4).

The Corporation has converted U.S.$100 million fixed interest rate debt with a rate of 6.9 per cent to floating rates through the use of interest rate swaps. These interest rate swaps mature in March 2018 (Note 4).

The components of net interest expense are as follows:

	3 months ended March 31
	2009	2008
Interest on long-term debt	39	32
Interest on short-term debt	4	10
Interest income	(2)	(5)
Capitalized interest	(8)	(4)
Net interest expense	33	33

The Corporation capitalizes interest during the construction phase of growth capital projects.

TRANSALTA CORPORATION / Q1 2009   21

9.

ASSET RETIREMENT OBLIGATIONS

The change in the asset retirement obligation balances is summarized below:

Balance, Dec. 31, 2008	297
Liabilities incurred in period	1
Liabilities settled in period	(8)
Accretion expense	6
Change in foreign exchange rates	2
298
Less current portion	(48)
Balance, March 31, 2009	250

The Corporation has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments has been recorded as a long-term receivable.

10.

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

During the first quarter of 2009, TransAlta settled a $7 million previously provided for commercial item.

11.

OTHER INCOME

In 2009, the Corporation settled an outstanding commercial issue for a pre-tax gain of $7 million. In 2008, mining equipment with a net book value of $2 million related to the cessation of mining activities at the Centralia coal mine was sold for proceeds of $7 million.

12.

NON-CONTROLLING INTERESTS

The change in non-controlling interests is provided below:

Balance, Dec. 31, 2008	469
Distributions paid	(16)
Non-controlling interest portion of net earnings	14
As at March 31, 2009	467

13.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At March 31, 2009, the Corporation had 197.8 million (Dec. 31, 2008 - 197.6 million) common shares issued and outstanding.  During the three months ended March 31, 2009, 0.2 million shares (March 31, 2008 - 0.4 million) were issued for proceeds of nil (March 31, 2008 - $11

22   TRANSALTA CORPORATION / Q1 2009

million).  In 2009, the shares issued were pursuant to the Corporation’s Performance Share Ownership Plan and, therefore did not result in any cash proceeds.

During the three months ended March 31, 2009, no shares (March 31, 2008 - 1.9 million) were acquired or cancelled under the Normal Course Issuer Bid (“NCIB”) program.

B.

Stock options

At March 31, 2009, the Corporation had 1.6 million outstanding employee stock options (Dec. 31, 2008 - 1.7 million).  For the three months ended March 31, 2009, no options were exercised or cancelled, and 0.1 million options expired.  For the three months ended March 31, 2008, 0.2 million options with a weighted average exercise price of $20.81 were exercised resulting in 0.2 million shares issued, and no options were cancelled.

For the three months ended March 31, 2009, the total amount related to stock options recorded in operations, maintenance, and administration expense was $0.7 million.

14.

SHAREHOLDERS’ EQUITY

	Common shares	Retained earnings	Accumulated Other Comprehensive Income	Total shareholders' equity
Balance, Dec. 31, 2008	1,761	688	61	2,510
Net earnings	-	42	-	42
Common shares issued (dividends declared)	6	(57)	-	(51)
Gains on translating financial statements of self- sustaining foreign operations, net of tax	-	-	19	19
Gains on derivatives designated as cash flow hedges, net of tax	-	-	189	189
Derivatives designated as cash flow hedges in prior periods transferred to the balance sheet and net earnings in the current period	-	-	(27)	(27)
Balance, March 31, 2009	1,767	673	242	2,682

The components of AOCI are presented below:

As at	March 31, 2009	Dec. 31, 2008
Cumulative unrealized gains (losses) on translating financial statements of self-sustaining foreign operations, net of tax	12	(7)
Cumulative unrealized gains on cash flow hedges, net of tax	230	68
Accumulated other comprehensive income	242	61

Normal Course Issuer Bid Program

On May 5, 2008, TransAlta announced plans to renew the NCIB program until May 5, 2009.  The Corporation received the approval to purchase, for cancellation, up to 19.9 million of its common shares representing 10 per cent of the 199 million common shares issued and outstanding as at April 23, 2008.  Any purchases undertaken will be made on the open market through the TSX at the market price of such shares at the time of acquisition.

TRANSALTA CORPORATION / Q1 2009   23

Details of the share purchases under the Corporation’s NCIB program are as follows:

	3 months ended March 31
	2009	2008
Total shares purchased	-	1,908,900
Average purchase price per share	-	31.43
Total cost	-	60
Weighted average book value of shares cancelled	-	17
Reduction to retained earnings	-	43

15.

CAPITAL

TransAlta’s capital is comprised of the following components:

As at	March 31, 2009	Dec. 31, 2008	(Decrease)/ increase
Short-term debt including current portion of long-term debt	622	687	(65)
Less: cash and cash equivalents	(49)	(50)	1
	573	637	(64)
Long-term debt
Recourse	1,927	1,889	38
Non-recourse	239	232	7
Non-controlling interests	467	469	(2)
Common shareholders’ equity
Common shares	1,767	1,761	6
Retained earnings	673	688	(15)
AOCI	242	61	181
	5,315	5,100	215
Total capital	5,888	5,737	151

TransAlta’s overall capital management strategy has remained unchanged from Dec. 31, 2008.

TransAlta monitors key capital ratios similar to those used by key rating agencies. While these ratios are not publicly available from credit agencies, TransAlta’s management has defined these ratios and seeks to manage the Corporation’s capital in line with the following targets:

	March 31, 2009	Dec. 31, 2008	Target
Cash flow to interest (times)	6.6	7.2	Minimum of 4
Cash flow to total debt (%)	29.9	31.1	Minimum of 25
Debt to invested capital (%)	46.5	48.1	Maximum of 55

24   TRANSALTA CORPORATION / Q1 2009

During the first quarter of 2009, net cash outflows from operating activities, after dividends and capital asset additions, are summarized below:

	3 months ended March 31
	2009	2008	(Decrease)/ increase
Cash flow from operating activities	83	237	(154)
Dividends paid	(54)	(51)	(3)
Capital asset expenditures	(131)	(150)	19
Net cash (outflow) inflow	(102)	36	(138)

For the three months ended March 31, 2009 the decrease in the total net cash flows primarily resulted from lower earnings, and less favourable working capital movements primarily related to the timing of power purchase agreement payments.  TransAlta seeks to maintain sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to its business.

The financial terms and conditions of the Corporation’s debentures and credit facilities remain unchanged from Dec. 31, 2008.

TransAlta’s formal dividend policy has remained unchanged from Dec. 31, 2008.

16.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership with Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and EPCOR Power Development Corporation.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at March 31, 2009, TAGP had received $44 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the first quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when operations commence.

CE Gen has entered into contracts with related parties to provide administrative and maintenance services.  The values of these contracts are U.S.$3 million for the years ending Dec. 31, 2009 and 2010.

For the period November 2002 to November 2012, one of TransAlta’s subsidiaries, TA Cogen, entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  TransAlta entered into an offsetting contract and therefore has no risk other than counterparty risk.

17.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the Corporation’s favour, the Corporation does not believe that the outcome of any claims or potential claims of which it is currently

TRANSALTA CORPORATION / Q1 2009   25

aware, when taken as a whole, will have a material adverse effect on the Corporation.

18.

COMMITMENTS

On Jan. 29, 2009, TransAlta announced two efficiency uprates at its Keephills plant in Alberta.  Both Keephills units 1 and 2 will be upgraded by 23 MW each, to a total of 450 MW and are expected to be operational by the end of 2011 and 2012, respectively.  The capital cost of the projects is estimated at $68 million.

Natural Forces Technologies Inc. has provided the Corporation with a written notice of its election to exercise the option to purchase 17 percent of the Kent Hills project for approximately $30 million.  Natural Forces Technologies Inc. can exercise its option up to June 2, 2009.

19.

PRIOR PERIOD REGULATORY DECISION

There have been no changes or developments to the amount provided by the Corporation with respect to refunds owing by TransAlta for sales made by it in the organized markets of the California Power Exchange and the California Independent System Operator since Dec. 31, 2008.

20.

GUARANTEES – LETTERS OF CREDIT

Letters of credit are issued to counterparties under some contractual arrangements with certain subsidiaries of the Corporation.  If the Corporation or its subsidiary does not pay amounts due under such contracts, the counterparty may present its claim for payment to the financial institution through which the letter of credit was issued.  Any amounts owed by the Corporation or its subsidiaries are reflected in the Consolidated Balance Sheets.  The letters of credit do not contain recourse provisions nor does the Corporation hold any assets as collateral against the guarantees issued.  All letters of credit expire within one year and are expected to be renewed, as needed, through the normal course of business.  The total outstanding letters of credit as at March 31, 2009 totalled $374 million (Dec. 31, 2008 - $430 million) with no (Dec. 31, 2008 - nil) amounts exercised by third parties under these arrangements.  TransAlta has a total of $2.2 billion (Dec. 31, 2008 - $2.2 billion) of committed credit facilities of which $1.5 billion (Dec. 31, 2008 - $1.4 billion) is not drawn and is available as of March 31, 2009, subject to customary borrowing conditions.

26   TRANSALTA CORPORATION / Q1 2009

21.

SEGMENTED DISCLOSURES

A.     Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended March 31, 2009	Generation	COD	Corporate	Total
Revenues	741	15	-	756
Fuel and purchased power	(375)	-	-	(375)
	366	15	-	381
Operations, maintenance, and administration	146	6	22	174
Depreciation and amortization	111	1	5	117
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	8	(8)	-	-
	270	(1)	27	296
	96	16	(27)	85
Foreign exchange gain				1
Net interest expense (Note 8)				(33)
Other income (Note 11)				7
Earnings before non-controlling interests and income taxes				60

3 months ended March 31, 2008	Generation	COD	Corporate	Total
Revenues	788	15	-	803
Fuel and purchased power	(370)	-	-	(370)
	418	15	-	433
Operations, maintenance, and administration	100	10	25	135
Depreciation and amortization	100	-	4	104
Taxes, other than income taxes	5	-	-	5
Intersegment cost allocation	7	(7)	-	-
	212	3	29	244
	206	12	(29)	189
Foreign exchange loss				(1)
Net interest expense (Note 8)				(33)
Equity loss				(97)
Other income (Note 11)				5
Earnings before non-controlling interests and income taxes				63

B.  Selected Consolidated Balance Sheet information

	Generation	COD	Corporate	Total
As at March 31, 2009
Goodwill	115	30	-	145
Total segment assets	7,213	178	487	7,878

As at Dec. 31, 2008
Goodwill	112	30	-	142
Total segment assets	7,110	206	499	7,815

An increase in foreign exchange rates has resulted in a $3 million change in goodwill in a self-sustaining foreign operation.

TRANSALTA CORPORATION / Q1 2009   27

C.  Selected Consolidated Cash Flow information

3 months ended March 31, 2009	Generation	COD	Corporate	Total
Capital expenditures	127	-	4	131

3 months ended March 31, 2008
Capital expenditures	148	1	1	150

D.  Depreciation and amortization on Consolidated Statements of Cash Flows

The reconciliation between depreciation and amortization reported expense on the Consolidated Statements of Earnings and Consolidated Statements of Cash Flows is presented below:

	3 months ended March 31
	2009	2008
Depreciation and amortization expense on Consolidated Statements of Earnings	117	104
Depreciation included in fuel and purchased power	10	5
Accretion expense included in depreciation and amortization expense	(6)	(5)
Other	-	3
Depreciation and amortization on Consolidated Statements of Cash Flows	121	107

22.

EMPLOYEE FUTURE BENEFITS

Costs recognized in the period are presented below:

3 months ended March 31, 2009	Registered	Supplemental	Other	Total
Current service cost	1	-	-	1
Interest cost	5	1	1	7
Actual return on plan assets	(5)	-	-	(5)
Actuarial loss	1	-	-	1
Amortization of net transition (asset) obligation	(2)	-	-	(2)
Defined benefit expense	-	1	1	2
Defined contribution option expense of registered pension plan	7	-	-	7
Net expense	7	1	1	9

3 months ended March 31, 2008	Registered	Supplemental	Other	Total
Current service cost	1	-	1	2
Interest cost	5	1	-	6
Actual return on plan assets	(6)	-	-	(6)
Amortization of net transition (asset) obligation	(2)	-	-	(2)
Defined benefit (income) expense	(2)	1	1	-
Defined contribution option expense of registered pension plan	5	-	-	5
Net expense	3	1	1	5

28   TRANSALTA CORPORATION / Q1 2009

23.

SUBSEQUENT EVENTS

Ardenville Wind Power Project

On April 28, 2009, the Corporation announced plans to design, build, and operate Ardenville, a 72 MW wind power project in southern Alberta.  The capital cost of the project is estimated at $135 million. Commercial operations are expected to commence in the first quarter of 2011.

TRANSALTA CORPORATION / Q1 2009   29